SECOND QUARTER 2008

UNAUDITED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

June 30, 2008

Birch Mountain Resources Ltd.
Consolidated Balance Sheets
Canadian Dollars (000’s)		UNAUDITED

As At	June 30, 2008	December 31, 2007
Assets
Current
Bank overdraft (Note 3)	$(163)	$9,493
Accounts receivable (Note 21)	4,614	1,821
Inventory (Note 4)	4,095	4,741
Prepaids and deposits	431	224
	8,977	16,279

Long-term prepaid	137	137
Restricted cash (Note 5)	3,000	3,000
Property, plant and equipment (Note 6, 11)	21,401	21,857
Mineral properties (Note 7)	56,210	54,765
	$89,725	$96,038
Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities (Note 19)	$7,523	$5,094
Current portion of long term debt (Note 11)	1,099	1,065
Deferred charges (Note 9)	129	129
Convertible debentures (Note 13)	59,522
Other current liabilities (Note 10)	2,374	2,389
	70,647	8,677

Long term debt (Note11)	4,380	4,939
Asset retirement obligation(Note 12)	3,080	1,680
Convertible debentures (Note 13)		58,699
	78,107	73,995
Commitments (Note 18)

Shareholders’ equity
Share capital (Note 14)	49,710	49,632
Contributed surplus (Note 15)	14,759	14,404
Deficit	(52,851)	(41,993)
	11,618	22,043
Total Liabilities and Shareholders’ Equity	$89,725	$96,038

See accompanying notes to the unaudited interim consolidated financial statements.

Birch Mountain Resources Ltd.
Consolidated Statements of Loss, Comprehensive Loss and Deficit

Canadian Dollars (000’s)		For the six months ended June 30 - UNAUDITED

	3 Months	3 Months	6 Months	6 Months
	Ended	Ended	Ended	Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Revenue
Sales (Note20, 21)	$5,611	$4,810	$5,893	$5,669
Cost of Sales (Note 20)	6,931	3,742	8,299	4,491
	(1,320)	1,068	(2406)	1,178

Expenses (Note 20)
Amortization, Accretion and Depletion	606	217	1,205	438
Interest on long-term debt, bank charges and
foreign exch. (gain)/loss	1,511	1,047	2,885	1,991
Mineral exploration costs (Note 7)	-	122	-	230
Office	293	192	824	313
Professional fees	287	598	802	908
Indirect quarry costs	33	3,719	566	4,396
Salaries, wages and benefits	634	509	1,767	771
Shareholder services and marketing	108	265	270	591
Stock-based compensation (Note 17)	28	380	355	1,195
	3,500	7,049	8,674	10,833

Loss before other income	(4,820)	(5,981)	(11,080)	(9,655)

Interest and other income	129	68	222	115

Net loss and comprehensive loss for the period	(4,691)	(5,913)	(10,858)	(9,539)

Deficit, beginning of period	(48,160)	(21,112)	(41,993)	(17,484)
Deficit, end of period	$(52,851)	$(27,025)	$(52,851)	$(27,025)

Loss per share
Basic and diluted (Note 16)	(0.06)	(0.07)	(0.13)	(0.11)

See accompanying notes to the unaudited interim consolidated financial statements

Birch Mountain Resources Ltd.
Consolidated Statement of Cash Flows
Canadian Dollars (000’s)	For the six months ended June 30 - UNAUDITED
	3 Months	3 Months	6 Months	6 Months
	Ended	Ended	Ended	Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
OPERATING ACTIVITIES
Net loss and comprehensive loss	$(4,691)	$(5,912)	$(10,858)	$(9,540)
Adjustments for non-cash items:
Accretion of debenture discount	295	286	586	565
Accretion of financing fees	120	200	240	200
Amortization of property plant and equipment,
amortization of mineral properties and accretion of	303	217	604	438
asset retirement obligation
Stock-based compensation	28	480	355	1,568
Changes in non-cash working capital balances:
Accounts receivable	(3821)	(1,030)	(2,793)	(291)
Inventory	599	895	646	1,348
Prepaids and deposits	(7)	70	(201)	1,530
Accounts payable and accrued liabilities	2785	1,289	2,364	1,849
Cash used in operating activities	(4389)	(3,646)	(9,057)	2,332
FINANCING ACTIVITIES
Proceeds from bank loan, net of debt issue	-	3,000	-	7,868
Issue of common shares for cash, net of share issue costs	-	184	78	674
Repayment of capital lease	(264)	-	(525)	(1,155)
Repayment of long-term debt	-	(658)	-	(895)
Cash provided by financing activities	(264)	2,526	(447)	6,492
INVESTING ACTIVITIES
Restricted cash	-	-	-	1,250
Acquisition of property, plant and equipment	(9)	(2,009)	(4)	(2,815)
Mineral property costs	(18)	(1,330)	(148)	(2,762)
Cash used in investing activities	(27)	(3,339)	(152)	(4,327)
Increase (Decrease) in cash and cash equivalents	(4680)	(4,459)	(9,656)	(166)
Cash and cash equivalents, beginning of year	4517	5,638	9,493	1,345
Cash and cash equivalents (Bank overdrafts), end of period	$(163)	$1,179	$(163)	$1,179

See accompanying notes to the unaudited interim consolidated financial statements.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended June 30, 2008 and 2007
UNAUDITED

1.

Nature of operations and going concern uncertainty

Birch Mountain Resources Ltd. (the "Company"), incorporated under the jurisdiction of the Business Corporations Act of Alberta, holds extensive mineral leases and permits in Northern Alberta in the oil sands region. At inception, the efforts of the Company were focused on exploration of precious metals and research into precious metals technology. Since 2003, its focus has been on the development of its industrial minerals. The Company is developing and commercializing the limestone to produce a variety of aggregate and reagent products and services for companies and infrastructure in the region. The Muskeg Valley Quarry is an approved operating limestone aggregate quarry. The Hammerstone Project is an extension of the quarry and the development of processing facilities for the production of quicklime and cement. The projects have different names due to their different stages of development; however, they are designed to integrate with each other. The Company works within the conditions of regulatory approvals such as environmental monitoring, reporting extraction and paying royalties thereon and reclaiming the site at the end of production.

The financial statements have been prepared on a going concern basis, which presumes the realization of assets and settlement of liabilities through the normal course of operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or liabilities that maybe necessary should the Company be unable to continue as a going concern. The Company incurred a net loss of $24.5 million and negative operating cash flows of $14.1 million for the year ended December 31, 2007 with a resulting accumulated deficit of $42 million at December 31, 2007.

As at June 30, 2008 the Company had incurred a net loss of $10.8 million for the period ended and had an accumulated deficit of $52.8 million.

The Company’s continuation as a going concern is dependant upon its ability to generate sufficient cash flows to continue operations, to secure additional financing and to ultimately attain profitable operations. Management is currently reviewing its strategy for additional financing and also focused on exploring sale process which will maximize value for the shareholders and enable the Company to meet its obligations and sustain operations. There can be no assurance however that their efforts will be successful. These factors among others raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time. The company has not met its interest payment obligation to its debenture holders that was due June 30th, 2008 as of August 13th, 2008. As a result the Long-Term debt, debentures, is reclassified as current liabilities due to breach of covenants and non payment of interest on its debentures.

2.

Significant accounting policies

(a)

Basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The principal accounting policies followed by the Company, which have been consistently applied in the preparation of these unaudited interim consolidated financial statements, are set out in the audited consolidated financial statements for the year ended December 31, 2007.

Certain information and note disclosure normally included in annual consolidated financial statements prepared in accordance with generally accepted accounting principles are not included. Accordingly, these unaudited financial statements should be read together with the Company’s audited consolidated financial statements for the year ended December 31, 2007.

(b)

Changes in Accounting Policies

Effective January 1, 2008 the Company adopted the CICA Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, Handbook Section 3863, Financial Instruments – Presentation and Handbook Section 1400, General Standards of Financial Statement Presentation. The adoption of Section 1535 resulted in additional disclosure with regard to the Company’s objectives, policies and processes for managing capital. The adoption of Sections 3862 and 3863 did not impact the classification and valuation of the Company’s financial instruments due to the nature of the financial instruments recorded on the balance sheet and the contracts to which the Company is a party to.

The Company's primary capital management objective is to maintain a strong balance sheet through the optimization of the debt and equity balance affording the Company financial flexibility to achieve goals of continued growth and access to capital. The capital structure of the Company consists of capital lease, debt and Shareholders’ equity comprised of retained earnings and share capital.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended June 30, 2008 and 2007
UNAUDITED

The Company does have some externally imposed capital requirements, which were breached in terms of minimum shareholder equity balance of $ 10 million and current ratio of 1:1. The company is presently involved in negotiations to revamp the capital structure and /or sale option to remedy the situation

(c)

Future Accounting Policies

On February 13, 2008, the Canadian Accounting Standards Board (AcSB) confirmed the use of International Financial Reporting Standards ("IFRS") for publicly accountable profit-oriented enterprises beginning on January 1, 2011 with appropriate comparative data from the prior year. IFRS will replace Canadian GAAP for those enterprises. These include listed companies and other profit-oriented enterprises that are responsible to large or diverse groups of stakeholders. Under IFRS, the primary audience is capital markets and as a result, there is significantly more disclosure required, specifically for quarterly reporting. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies which must be addressed. The impact of these new standards on our financial statements is currently being assessed.

3.

Cash and cash equivalents (bank overdraft)

As at June 30, 2008, bank overdraft of $(0.163) million as compared to balance of $9.49 million on December 31, 2007. Current balance includes 1.23 million of net outstanding payments and deposits.

4.

Inventory

Inventory consists of crushed limestone stockpiles (considered to be finished product), unprocessed limestone stockpiles and blasted but unexcavated material. Inventory includes direct production costs such as fuel, labour, contractor costs, stripping costs, production overhead and direct rock excavation work. Inventory is recorded at the lower of cost or net realizable value. The cost of finished products and work-in-process inventories is determined on an average cost basis. At June 30, 2008, the Company has recorded inventory for work in progress of $ 2.3 million (December 31, 2007 – $2 million) and for finished product of $ 1.8 million (December 31, 2007 – $2.7 million).

5.

Restricted cash

The Company pledged as collateral $2 million against a demand operating line of credit (Note 9), through assignment of one-year term deposits to the Royal Bank of Canada. Additionally, the Company pledged as collateral $1 million against future debt repayments of a financed crushing spread through assignment of a guaranteed investment certificate to the Canadian Western Bank.

6.

Property, plant and equipment

Property, plant and equipment		Q2 2008		December 31, 2007
(000’s)
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Computers and software	478	388	90	474	370	104
Leasehold improvements	120	62	58	120	50	70
Limestone processing plant (1)	9,921	-	9,921	9,921	-	9,921
Mining equipment	12,049	982	11,067	11,916	463	11,453
Office equipment	549	284	265	668	358	309
	23,118	1,716	21,401	23,099	1,241	21,857

(1) The limestone processing plant is not yet in operation and accordingly no amortization has been recorded.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended June 30, 2008 and 2007
UNAUDITED

7.

Mineral properties

At June 30, 2008, the Company’s mineral properties in the Athabasca region consisted of 6 (December 31, 2007 – 13) permits, 60 (December 31, 2007 – 60) lease applications and 70 (December 31, 2007 – 69) leases for a total area of 284,756.10 (December 31, 2007 – 317,626) hectares or 703,644.76 acres.

The Company has capitalized expenditures related to its industrial mineral projects and expensed amounts related to its mineral exploration and technology division. Amounts capitalized and expensed related to mineral properties are as follows:

Mineral properties capitalized (000’s)	At June 30, 2008	At Dec 31, 2007

Asset retirement obligation	2,994	1,594
Administration	1,710	1,131
Land lease and permit	5,970	5,970
Materials, services and drilling	15092	13,820
Site preparation	25634	26,741
Stripping costs	1,972	1,972
Salaries, wages and benefits	4,302	4,302
Travel and accommodations		579
	57,674	56,109
Depletion	(1,464)	(1,344)
	56,210	54,765

Stripping costs incurred during production that have been capitalized relate to activity that has been determined by management to provide a betterment to the mineral property. These stripping activities would provide access to limestone that will be produced in future periods, such as rock to be used in the production of products not currently in full scale production such as concrete rock. These costs are amortized on a unit of production basis over the life of the active quarry pit estimated at ten years, which is the same amortization period used for amortization of the asset retirement obligation of the active quarry pit. There were no stripping costs capitalized in the period. The reserves used in the amortization computation are an allocation of the total mineral property reserve based on a prorated amount of the active quarry hectares to that of the total mineral property.

Mineral exploration costs		Six months ended
(000’s)	Q2 2008	June 30, 2007

Administration	-	-
Land lease and permit	-	189
Materials, services and drilling	-	7
Salaries, wages and benefits	-	34
	-	230

There was no mineral exploration costs capitalized during the period

8.

Operating line of credit

The Company has a revolving credit facility with a Canadian chartered bank that provides two types of credit. The first is a revolving demand loan, by way of either, bank’s prime based loans, letters of credit or letters of guarantee in the amount of $2,000,000. The second provides for a revolving lease line of credit by way of approved lease agreements to acquire capital assets in the amount of $1,455,663. The Company provided a general security agreement over all assets as collateral for this credit facility. A $2,000,000 (2007 – $2,000,000) letter of credit was drawn against the revolving demand facility as guarantee to the Alberta Government for future site reclamation obligations as outlined in Note 11.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended June 30, 2008 and 2007
UNAUDITED

9.

Deferred charges

Deferred charges include $78 k related to a lease inducement for the head office lease and $50 k related to deferred revenue. During 2007, the Company spent money on leasehold improvements at its head office, which were reimbursable by the landlord and the inducement is being amortized over the five year term of the lease ending in 2012. In September 2003, the Company signed an agreement to sell limestone to Syncrude Canada Ltd. within Syncrude’s Aurora mine, which would be extracted by Syncrude and reported monthly. The Company initially received a non-refundable $100,000 payment and $50,000 remains to be applied against future extraction. During the current year, no limestone was extracted (2007 – nil).

10.

Other current liabilities

The Company raised capital through the issuance of flow through shares in 2003 and 2004, which provided for an indemnity to the subscriber for additional taxes payable if Birch was unable to or failed to renounce the qualifying expenditures as agreed, without limiting the recourse of the subscriber. The Company applied for and filed the necessary forms to qualify for and renounce expenditures in 2002, 2003 and 2004 and has subsequently determined some of these expenditures do not qualify for flow through tax treatment. The Company is exposed to costs for the indemnification of the subscribers and any assessed corporate taxes. The Company has estimated and accrued a potential liability in the amount of $2.4 million. Subsequent to December 31, 2005, the Company amended its tax filings and the related reported tax balances have been revised to reflect this change. Based on information available at the time of these amended filings, in 2005 the Company increased its original estimate of the potential liability by $300,000. This change has been accounted for as a change in estimate due to better information becoming available. The offsetting entry is recorded to share capital as the amount is attributable to flow through share capital issued in prior years. The accrued amount is subject to measurement uncertainty due to the tax filing positions of the subscribers, their tax rates and the amount of corporate taxes that may be payable, which will not be known until any potentially affected subscribers as reassessed for their tax positions by the Canada Revenue Agency and these amounts become known to the Company. During the period the Company has refunded $13 k (2007 – $26 k) to affected subscribers who were reassessed by the Canada Revenue Agency. The Company believes the accrued estimate could vary by up to fifteen percent.

11.

Long term debt

Long term debt (000’s)
	June	December
	30, 2008	31, 2007

Equipment loan	5424	5,941
Vehicle and tools capital leases	55	63
Total long term debt	5479	6,004
Less: current portion	1099	1,065
Long term portion	4380	4,939

Principal payment requirements over the next five years are as follows:

2008	540
2009	1,133
2010	1,201
2011	1,265
2012 and thereafter	1,340
5479
Less current portion	1099
Long term portion	4380

In 2006, the Company entered into a financing agreement with a Canadian lending institution to finance a crushing equipment spread costing $6 million plus sales tax. The original loan amount was $7.3 million with an interest rate of 6.02%. The loan is to be paid off over five years based on blended principal and interest payments of $114 thousand per month commencing on January 22, 2007. The loan is non-revolving and is collateralized by the equipment and a $1 million guaranteed investment certificate on deposit at the institution. Interest expense relating to the equipment loan for the six months ended June 30, 2008 was $ 173k (six months ended June 30, 2007 was $ 210k).

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended June 30, 2008 and 2007
UNAUDITED

12.

Asset retirement obligation

The Company has estimated the total discounted future cost of reclaiming the Muskeg Valley Quarry to be $1.7 million. The total future undiscounted costs are estimated at $3.1 million. This amount is based on cost estimates, provided by consulting engineers, which would be incurred by third parties to return the quarry to its reclaimed status as defined under the Company’s environmental and operating permits. This estimate has increased due to higher cost estimates, largely for equipment, that would be required as part of the reclamation work. Costs are allocated to two categories and the future site reclamation timing for each category is determined by management. Site infrastructure will service the quarry for its estimated fifty five year life and the initial production quarry area is estimated to be reclaimed in ten years. The discounted future cost estimates have been determined by management using a 3% (2007 – 3%) inflation rate and a 11.5% (2007 – 11.5%) credit adjusted risk free rate. The amounts are subject to measurement uncertainty with respect to costs in the local market for third parties to perform this work, the actual timing of reclamation, the inflation and discount rate used. A $2 million irrevocable standby letter of credit was drawn on the Company’s operating line of credit as a guarantee to Alberta Environment for the reclamation and the Company anticipates this guarantee will be increased to $3 million in the third quarter of 2008. No accretion was recorded during first and second quarter of 2008.

	Six
	months	2007	2006
Asset Retirement Obligation (000’s)	ended
	June 30,
	2008
Balance beginning of period	1,680	1,100	360
Change in estimate		553	(34)
Additional provision	1,400	-	715
Accretion expense		27	59
Balance end of the period	3,080	1,680	1,100

13.

Convertible debentures

Issued (000’s)	Secured	Unsecured	Total	Dec 2007
	(a)	(b)
Convertible debentures	31,500	34,500	66,000	66,000
Debt issuance costs	(1,259)	(939)	(2,198)	(2,144)
Unamortized discount	(1,088)	(3,606)	(4,694)	(5,153)
Carrying value	29,153	29,955	59,108	58,698

(a)

On December 21, 2007, the Company issued a senior secured convertible debenture having a face value of $31.5 million. The debentures were issued in a private offering and mature on June 30, 2012. With restriction on conversion ability, the debenture is convertible into common shares of the Company at any time prior to maturity at the option of the debenture holder at a conversion price of $0.80 per share. During the period up to December 31, 2008, the holder may only convert in event of a change of control or event of default by the holder according to the terms of the agreement. Shareholder approval was granted at the Company’s annual general meeting, which permits the holder from converting principal amounts that would result in the holder owning 20% or more of the total outstanding common shares of the Company. No debentures were converted into shares during the period.

The debentures are secured against all property and assets of the Company and bear interest at the CIBC prime plus 4% and interest is calculated daily and is compounded and payable monthly. Birch Mountain is in breach of financial covenants and the interest rate subsequent to the breach of covenants is at Prime + 9%. Interest expense relating to the debentures for the first six months amounts to $1.74 million. Subsequent to the breach of covenant this is been reclassified as Current Liability.

The Company has classified the debentures in the financial statements according to the separate debt and equity component parts using the effective interest rate method resulting in (i) $1.3 million being allocated to contributed surplus representing the relative fair value of the conversion feature as determined by the effective interest method, (effective interest used is 11.83%) and (ii) $30.2 million being allocated to the carrying value of the convertible debentures.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended June 30, 2008 and 2007
UNAUDITED

In connection with the debenture issue, the Company paid professional fees in the sum of $1million. These fees have been allocated to debt and equity on the same pro-rata basis used to allocate the original proceeds, with gross fees of $1.2 million and $51 k respectively. The debentures are shown net of the issue costs and the resulting carrying value of the convertible debentures of $29 million will be accreted to the $31.5 million principal amount over the term to maturity using the effective interest method with the corresponding interest expense being included in the consolidated statements of loss. The accretion on the convertible debenture for the current period amounted to $264k (nil – 2007).

(b)

On December 6, 2006, the Company issued convertible unsecured subordinated debentures having a face value of $34.5 million during 2006. The debentures were issued pursuant to a public offering and mature on December 31, 2011. The debentures are convertible into common shares of the Company at any time prior to maturity at the option of the debenture holder at a conversion price of $3.30 per share. No debentures have been converted into shares.

The debentures are unsecured and bear interest at 6% and interest is payable semi-annually. As a consequence of the Company being in breach of a financial covenant in June 2008, under its senior secured credit facility, the lender, Tricap Partners Ltd., has exercised its right under the loan agreement to direct Computershare Trust Company not to make the scheduled interest payment until further notice from the lender. Interest expense relating to the debentures for the six month period was $1.03 million and remained unpaid as at August 13, 2008. Due to non payment of interest obligation and based on the debenture agreement this is been reclassified as current liability.

The Company has classified the debentures in the financial statements according to the separate debt and equity component parts using the effective interest rate method resulting in (i) $4.8 million being allocated to contributed surplus representing the relative fair value of the conversion feature as determined by the effective interest method, (effective interest used is 9.97%) and (ii) $29 million being allocated to the carrying value of the convertible debentures.

In connection with the debenture issue, the Company paid professional fees in the sum of $1.5 million. These fees have been allocated to debt and equity on the same pro-rata basis used to allocate the original proceeds. The debentures are shown net of the issue costs of $1.3 million and the resulting carrying value of the convertible debentures of $28.5 million will be accreted to the $34.5 million principal amount over the term to maturity using the effective interest method with the corresponding interest expense being included in the consolidated statements of loss. The accretion on the convertible debentures for the quarter amounted to $562k ($565k – 2007).

14.

Share capital

(a)

Authorized capital

Unlimited number of common voting shares, no par value
Unlimited number of preferred shares, issuable in series
Unlimited number of non-voting shares

(b)

Issued - Common shares

Common Shares	Number	Amount
		(000’s)
Balance December 31, 2007	84,180,737	49, 632
Issued on exercise of options	175,000	78
Balance June 30, 2008	84,355,737	49,710

(c)

Options

The Company has a stock option plan that was established in 1994 and has been subsequently amended by the shareholders, including most recently in 2006. The purpose of the plan is to offer persons who provide services to the Company, whether directors, officers, consultants or employees, an opportunity to obtain an interest in the Company through the purchase of common shares and to aid in attracting, retaining and encouraging the continued involvement of such persons.

The plan contains provisions stating that the option period may not exceed five years and the aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Corporation from time to time. The options currently vest over a period of eighteen months. The plan is administered by the Compensation Committee of the Board of Directors who determines to whom options shall be granted including the terms and vesting of the grants. When options are granted, the Compensation Committee sets the strike price equal to the closing price on the Toronto Stock Exchange for the previous day.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended June 30, 2008 and 2007
UNAUDITED

The Company has outstanding options on common shares as follows:

	Number of	Exercise	Weighted Average	Expiry
	Options	Price Range	Exercise Price ($)	Date
		($)
December 31, 2007	6,593,813	0.30 – 8.78	2.98	2008 - 2012
Granted	2,456,875	0.57 – 0.65	0.58	2008 - 2013
Exercised	(175,000)	0.30 – 0.50	0.44	-
Forfeited	(2,600,000)	2.80 – 8.78	5.06	-
June 30, 2008	6,275,688	0.30 – 8.78	1.24	2008 - 2013

Stock options outstanding and exercisable as at June 30, 2008 are as follows:

Exercise	Number of	Number of	Expiry
Price ($)	Options Outstanding	Options Exercisable	Date
0.30	675,000	675,000	October 2008
0.55	1,103,500	1,103,500	August 2009
0.74	7,500	7,500	November 2009
2.35	217,500	217,500	January 2010
2.48	982,500	982,500	March 2010
7.81	25,000	25,000	November 2010
8.78	75,000	75,000	January 2011
2.80	450,000	450,000	January 2012
3.12	350,313	213,907	June 2012
0.64	75,000	75,000	Jan 2013
0.57	2,021,875	767,469	Jan 2013
0.65	360,000	90,000	Feb 2013
	6,275,688	4,559,126	2008 - 2013

15.

Contributed surplus

For the six months ended
June 30, 2008
Balance, beginning of period	14,404
Stock Based Compensation Expenses	355
Balance, end of period	14,759

16.

Loss per share amounts

Basic loss per share is calculated using the weighted-average number of shares outstanding for the year. For purposes of the calculations, the weighted-average number of shares outstanding was 84,247,381 (December 31, 2007 – 83,098,938). All of the outstanding options have been excluded from the calculation of diluted loss per share for all periods presented as the effect common shares issuable upon exercise of share options is anti-dilutive. All of the Company’s outstanding options are available for dilution in future periods.

Furthermore, all of the outstanding debentures have been excluded from the calculation of diluted loss per share for all periods as the effect common shares issuable upon conversion are anti-dilutive.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended June 30, 2008 and 2007
UNAUDITED

17.

Stock-based compensation and stock-based expenses

	For the 3	For the 3	For the 6	For the 6
	months ended	months ended	months ended	months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Stock-based compensation for stock issued and		112		761
vested in the current period
Stock-based compensation for stock issued in prior
periods and vested in the current period	28	336	355	791
Less stock-based compensation capitalized in
mineral properties		(68)		(357)
Net stock-based compensation expense	28	380	355	1,195
Stock-based expenses for options issued to non
employees included in professional fees (i)		101		135
Stock-based expenses for options issued to non
employees included in shareholder services (i)		-		170
Total stock-based expenses	28	481	355	1,500

(i) Expenses included in professional fees and shareholder services were valued based on the market price of the stock at the time of the transaction.

The Company uses the Black-Scholes option-pricing model to estimate the fair-value for stock-based compensation for employees, directors, officers and non employees. The vesting period of the options is eighteen months and their fair value was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions during the six month period ended:

($ 000’s)	2008	2007
Weighted average fair value	0.58	$3.19
Total fair value of options granted during the period	$1,430	$1,978
Expected life	3 Years	2 years
Risk-free interest rate	4.00%	4.00%
Expected volatility	60-70%	70%
Annual dividends	nil	nil

Prior to January 1, 2003, the Company was not required to recognize compensation expense for options granted to employees, directors, officers and non employees. Had the fair-value method been used from January 1, 2001 to January 1, 2003, the Company’s net loss and net loss per share for the three month period ended, adjusted for the amortization of stock options issued in prior periods into stock based expenses, would have been as follows:

	2008-Q2	2007-Q2
Pro-forma loss	(10,858)	(9,540)
Loss per share, basic	(0.13)	(0.11)

18.

Commitments

The Company has land lease agreements on exploration properties and rents premises and equipment under operating leases. Commitments under these agreements require the following payments over the next five years:

Commitments (000’s)	Land	Other	Total
2008	460	491	951
2009	460	435	895
2010	460	411	872
2011	460	403	864
2012	460	403	864
	2,304	2,145	4,449

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended June 30, 2008 and 2007
UNAUDITED

Not included in the above amounts is a contingent royalty commitment on one land lease to pay $0.1592 per tonne of limestone used, should limestone be produced from minerals on that specific lease and a per tonne marketing fee to be paid on all limestone sold from the Muskeg Valley Quarry.

Not included in the above amounts are any commitments for quarry operating equipment rentals. The Company rented operating equipment in 2007 and charged the costs to operating expenses. The Company has and will continue to realign the mix of rental equipment from that used in 2007 and expects a reduced rental fleet to be used during 2008. There is no written agreement in place for the current equipment so no estimate is included in the commitments above.

19.

Related-party transactions

The Company incurs transactions with related parties, in the normal course of business. The transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties and were as follows:

	For the 3	For the 3	For the 6	For the 6
	months ended	months ended	months ended	months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Legal fees paid to a law firm in which an officer
was a partner and reported in professional fees.	117	142	208	211
Wages paid to a related party employee and
reported in salaries and benefits	23	10	49	21

At June 30, 2008, $95k (2007 - $150k) of these amounts were included in accounts payable.

20.

Segmented information

The Company's principal business segment is Industrial Minerals and is focused on the acquisition, development and operation of its mineral leases and permits for the purpose of manufacturing and selling limestone products. The Company also engages in ongoing exploration and research of mineral technology. In identifying these segments the Company considers the organizational structural and areas of budget responsibility as well as the general corporate philosophy. The Industrial Minerals division generates its revenue from the sale of limestone products such as aggregates and reagent products. The Mineral Exploration and Technology division could generate income from the sale of technology patents or significant valuable mineral or metals discoveries. The accounting for revenue, expense and assets attributed to each segment is based on each transaction, which is coded to separate general ledger department codes for each segment. The Company’s activities are focused in Western Canada and all the Company’s assets are located in Alberta.

For the three months	Industrial	Mineral
ended June 30	Minerals	Exploration	Corporate	Total
2008
Sales revenue	5611	-	-	5611
Cost of sales	6929	-	-	6929
Interest income		-	130	130
Expenses	305		3,198	3503
Net loss	(1,623)		(3,068)	(4,691)
Assets	81,441	-	8,284	89,725
2007
Sales revenue	4,810	-	-	4,810
Cost of sales	3,742	-	-	3,742
Interest income		-	68	68
Expenses	3,719	122	3,208	7,049
Net loss	(2,650)	(122)	(3,140)	(5,912)
Assets	79,491	206	5,001	84,698

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended June 30, 2008 and 2007
UNAUDITED

20.

Segmented information (continued)

For the six months	Industrial	Mineral
ended June 30	Minerals	Exploration	Corporate	Total
2008
Sales revenue	5893	-	-	5893
Cost of sales	8299	-	-	8299
Interest income		-	225	225
Expenses	2071		6606	8677
Net loss	(4477)		(6,381)	(10,858)
Assets	81,441	-	8,284	89,725
2007
Sales revenue	5,669	-	-	5,669
Cost of sales	4,491	-	-	4,491
Interest income		-	115	115
Expenses	4,396	230	6,207	10,833
Net loss	(3,218)	(230)	(6,092)	(9,540)
Assets	79,491	206	5,001	84,698

Certain comparative figures have been reclassified to confirm with presentation adopted in the current year.

21.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Analysis of financial assets and liabilities by measurement basis

Financial assets and financial liabilities are measured on an ongoing basis at cost, fair value or amortized cost. The following analyzes the carrying amounts of the financial assets and liabilities by category as defined by Section 3855 of the CICA Handbook:

Carrying value of financial instruments as at June 30, 2008:

	Receivables	Other Financial	Total Carrying
		Liabilities	Value
	$	$	$
Financial assets
Accounts receivable	4,614		4,614
Financial liabilities
Accounts payable and accrued liabilities		7,523	7,523
Convertible Debentures		59,522	59,522
Current portion of long term debt		1,099	1,099

Carrying value of financial instruments as at December 31, 2007

	Receivables	Other Financial	Total Carrying
		Liabilities	Value
	$	$	$
Financial assets
Accounts receivable	1,821		1,821
Financial liabilities
Accounts payable and accrued liabilities		5,094	5,094
Convertible Debentures
Current portion of long term debt		1,065	1,065

Fair value of financial instruments

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended June 30, 2008 and 2007
UNAUDITED

The fair value of a financial instrument is the amount that would be agreed on in an arm’s-length transaction between knowledgeable, willing parties who are under no obligation to act. Fair values can be determined by reference to prices for a financial instrument in active markets in which the Company has access to. In the absence of an active market, the Company determines fair values based on valuation models or by reference to other similar products in active markets. Financial instruments recognized on the balance sheet consist of accounts receivable, accounts payable, credit facility and capital lease obligations. As at June 30, 2008, there was no significant difference between the carrying amounts of these financial instruments reported on the balance sheet and their estimated fair values.

Financial risk factors

The company is exposed to a number of different financial risks arising from the normal course of business exposures, as well as the Company’s use of financial instruments. These risk factors include market risks relating to commodity prices, and interest rates, as well as liquidity risk and credit risk.

Market risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of the Company. The market price movements that could adversely affect the value of the Company’s financial assets, liabilities and expected future cash flows include commodity price risk and interest rate risk.

Commodity price risk

The Company is not exposed to commodity price risk since its revenues and costs are not materially impacted by natural gas liquids and crude oil prices. As at June 30, 2008, the company does not have any fixed price contracts associated with future production.

Interest rate risk

The Company is exposed to interest rate risk which arises primarily from its $31.5 M secured debentures. The interest rate had been adversely impacted due to the breach of covenants by Birch Mountain and will have an impact on the bottom line of the company.

Credit risk

Assets that potentially subject the Company to concentration of credit risk are sales and accounts receivable. The Company provides credit to most of its customers in the ordinary course of business, and generally collateral or other security is not required. The Company conducts ongoing credit evaluations of its customers and maintains allowances, where necessary, for potential credit losses. During 2007, the Company had three major customers that accounted for 84% of revenues and 66% of accounts receivable. During 2008, there was three major customers that accounted for 89% of revenue and 97% accounts receivable. The loss of any one of our large customers could have a material adverse effect on our financial position, results of operations and cash flows.

Liquidity risk

Liquidity risk arises through excess financial obligations over available financial assets due at any point in time. The company is currently facing this situation and is pursuing options review to remedy the situation.

22.

Subsequent Events

Default of Interest Payment on Convertible Unsecured Subordinate Debentures: As a consequence of the Company being in breach of a financial covenant under its senior secured credit facility, the lender, Tricap Partners Ltd., has exercised its right under the loan agreement to direct Computershare Trust Company not to make the scheduled interest payment until further notice from the lender. This amount remains unpaid as at August 13, 2008

Sale of South Haul Road: Subsequent to the Second Quarter the Company announced that it had signed an agreement with the East Athabasca Highway proponents led by Suncor Energy for the acquisition, construction and operation of the SHR. The upfront consideration is $4.8 million and Birch Mountain will sell aggregates from inventory for the construction of the 9 kilometers to be built and will have unlimited use of the SHR into the future. The later of Jan 1, 2012 or completion of the East Athabasca Highway (EAH) west phase (includes bridge over the Athabasca River). Birch has the right to purchase 2/3rd of the South Haul Road or the two of the three EAH proponents have the right to require Birch to purchase 2/3rd of the ownership for a maximum of $8 million. This consideration could be in cash or in the form of product and the obligation is limited to a maximum of 10% of their interest in any calendar year.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended June 30, 2008 and 2007
UNAUDITED

Tricap Term Sheet: Birch Mountain has executed a term sheet, with several amendments to its existing loan and senior secured convertible debenture agreements, with Tricap Partners Ltd. This involves Tricap providing the company up to $4.8 million, waiver of covenant breach for the months of April and May’08, grant of covenant holiday for the months of June- July’08 and under certain conditions extend the holiday through to October 2008. Final documentation of the definitive agreement is in progress.

American Stock Exchange Listing Requirements: After reviewing the plan submitted by Birch Mountain the authorities of American Stock exchange have issued a letter, dated August 12th, stating their intent to delist Birch Mountain’s securities. Birch has been provided a dead line of four business days (August 15, 2008) to appeal this decision.